UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Consent of Haiwen & Partners

The registrant is furnishing this report for the purpose of providing the consent of Haiwen & Partners to the incorporation by reference in the registrant’s Form S-8 (file No. 333-161727), initially filed on September 4, 2009, from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2013, of summaries of opinions of Haiwen & Partners. The consent is being provided in response to a comment received from the staff of the SEC in a letter dated November 25, 2013.

Exhibits.

99.1	Consent of Haiwen & Partners

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/Alex Ho
Alex Ho, Chief Financial Officer

Date: December 5, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consent of Haiwen & Partners

Exhibit 99.1

December 5, 2013

Changyou.com Limited

East Tower, JingYan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

Subject: Consent of Haiwen & Partners

We hereby consent to the inclusion of this letter as an exhibit to a report on Form 6-K to be furnished by Changyou.com Limited (the “Company”) to the U.S. Securities and Exchange Commission (the “SEC”) on or about December 6, 2013, and to the incorporation by reference in the Company’s Registration Statement on Form S-8 (File No. 333-161727), initially filed with the SEC on September 4, 2009, of the summaries of our firm’s opinions included under the headings “Business Overview - PRC Regulation” and “Organizational Structure” in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013.

Yours faithfully,

Haiwen & Partners

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